Exhibit 99.2

HANDY & HARMAN LTD.
1133 Westchester Avenue, Suite N222
White Plains, New York 10604

September __, 2012

_______________
_______________
_______________

Re:           ModusLink Global Solutions, Inc.

Dear _______________:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of ModusLink Global Solutions, Inc. (the “Company”) in connection with the proxy solicitation that Handy & Harman Ltd. (“HNH”) is considering undertaking to nominate and elect directors at the Company’s 2012 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Solicitation”).  Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders.  This letter will set forth the terms of our agreement.

HNH agrees to indemnify and hold you harmless against any and all claims of any nature arising from the Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, provision to HNH or its affiliates of false or misleading information (including false or misleading information on any questionnaire you are requested to complete by HNH or its affiliates), or material breach of the terms of this letter agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company.  This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing for or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give HNH prompt written notice of such claim or Loss (provided that failure to promptly notify HNH shall not relieve it from any liability which it may have on account of this letter agreement, except to the extent it shall have been materially prejudiced by such failure).  Upon receipt of such written notice, HNH will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.  HNH may not enter into any settlement of Loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such Loss or claim.  Notwithstanding anything to the contrary set forth in this letter agreement, HNH shall not be responsible for any fees, costs or expenses of separate legal counsel retained by you without HNH’s prior written approval.  In addition, you agree not to enter into any settlement of Loss or claim without the written consent of HNH, which consent will not be unreasonably withheld.

You hereby agree to keep confidential and not disclose to any party, without the consent of HNH, any confidential, proprietary or non-public information (collectively, “Information”) that you have heretofore obtained or may obtain in connection with the Solicitation or your service as a nominee hereunder.  Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by HNH or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify HNH so that HNH or any of its representatives may seek a protective order or other appropriate remedy or, in HNH’s sole discretion, waive compliance with the terms of this letter agreement.  In the event that no such protective order or other remedy is obtained or HNH does not waive compliance with the terms of this letter agreement, you may consult with counsel at the cost of HNH and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analyses, compilations or other documents prepared by you containing such Information, shall be and remain the property of HNH and, upon the request of a representative of HNH, all such information shall be returned or, at HNH’s option, destroyed by you, with such destruction confirmed by you to HNH in writing.

This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

Very truly yours,

HANDY & HARMAN LTD.

By:
Name:
Title:

ACCEPTED AND AGREED: